Antisoma encouraged by ASA404 prostate cancer data

London, UK: 15 October 2007 - Antisoma plc (LSE: ASM; US OTC: ATSMY) today announces that it has received further data from its 74-patient randomised phase II trial of ASA404 in hormone-refractory prostate cancer. This trial compares patients receiving 1200 mg/m^2 ASA404 plus docetaxel with patients receiving docetaxel alone:

- PSA response rates were markedly higher in patients receiving ASA404 (59% vs 37% with docetaxel alone, as previously reported)
- Tumour response rates in patients assessable by RECIST were higher in patients receiving ASA404
- Time to disease progression was marginally longer in patients receiving ASA404
- Survival data are immature; follow-up continues and median survival data are expected in the second half of 2008
- Safety findings from the trial suggest that addition of ASA404 to chemotherapy was generally well tolerated.

Overall, findings to date with ASA404 in prostate cancer are encouraging, but longer term data will be needed to evaluate the full potential of the compound for this indication. Further development of ASA404 in prostate cancer will be managed by Novartis.

Antisoma has been testing ASA404 in several cancer types. Studies in lung cancer have produced positive results, including a 5-month improvement in median survival in a randomised study. Novartis plans to start enrolling patients into a phase III trial in non-small cell lung cancer early in 2008.

Glyn Edwards, Antisoma's CEO said, "We've had some encouraging early findings from our ASA404 prostate cancer study, and now look forward to seeing the survival outcomes next year. In the meantime, the immediate focus is on the drug's lead indication, lung cancer, where a phase III trial is scheduled to start early next year based on strong phase II data."

Details of the prostate cancer findings will be submitted for presentation at a major cancer conference in 2008.

Enquiries:
Glyn Edwards, Chief Executive Officer
Daniel Elger, Director of Communications
Antisoma plc +44 7909 915 068

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications +44 (0)20 7466 5000

Brian Korb
The Trout Group +1 212 477 9007

dw 10/23

Antisoma disclaimer
Certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

PSA and PSA responses
PSA is a protein, prostate-specific antigen. Levels of PSA in the blood are used in the diagnosis of prostate cancer and the tracking of responses to its treatment. PSA is one of the most widely recognised disease markers in oncology.

PSA response was defined as a 50% or greater reduction in PSA level from baseline. This is in accordance with the Bubley criteria (*Eligibility and response guidelines for phase II clinical trials in androgen-independent prostate cancer: recommendations from the Prostate-Specific Antigen Working Group. Journal of Clinical Oncology* 1999, Volume 17, pp 3461-3467).

RECIST response
Tumour responses (reflecting the growth or shrinkage or tumours after treatment) were assessed according to RECIST (Response Evaluation Criteria In Solid Tumours). In prostate cancer, modified RECIST criteria are used because of the need to assess bone metastases, which cannot be assessed using the standard criteria. RECIST response rate was determined by an independent, blinded assessor who analysed all the scans from the study.

Time to disease progression
Time to disease progression was determined by the trial investigators; this was based on PSA findings, modified RECIST data and relevant clinical observations.

Background on ASA404
ASA404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. CRUK had supported two phase I studies in the UK and New Zealand. ASA404 has shown a substantial survival benefit in patients with non-small cell lung cancer when added to paclitaxel-based chemotherapy in a randomised phase II study. Worldwide rights to the drug were licensed to Novartis AG in April 2007.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its

core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.

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